Exhibit 8.2

March 21, 2007

Boards of Trustees
Quaint Oak Bancorp, Inc.
Quaint Oak Savings Bank
607 Lakeside Drive
Southampton, PA 18966

Re:	Pennsylvania Tax Consequences of the conversion of Quaint Oak Savings Bank from a Pennsylvania chartered mutual savings bank to a Pennsylvania stock savings bank

Dear Board Members:

PRELIMINARY STATEMENT

        You have requested our opinion relating to certain Pennsylvania tax consequences of the conversion (the Conversion) of Quaint Oak Savings Bank, from a Pennsylvania-chartered mutual savings bank, to a Pennsylvania-chartered stock savings bank (the “Bank”, in its mutual or stock form, as the sense of the context requires). Pursuant to the Conversion, the Bank will reorganize into a stock savings bank structure which will be wholly-owned by Quaint Oak Bancorp, Inc., a newly-organized Pennsylvania corporation (the “Company”).

        Our Pennsylvania tax opinion is in addition to the federal income tax opinion dated March 21, 2007 of Elias, Matz, Tiernan & Herrick L.L.P., (“federal tax opinion”) special tax counsel to Quaint Oak Savings Bank, and Quaint Oak Bancorp, Inc., which we have reviewed. The federal tax opinion outlines the proposed transactions, the facts, assumptions and representations set forth in the federal tax opinion which is also used herein.

        Specifically, our tax opinion is a requirement of paragraph 22, “Tax Rulings or Opinions” of the “Plan of Conversion of Quaint Oak Savings Bank.”

FACTS

        On February 15, 2007, the Board of Trustees of the Bank adopted a Plan of Conversion to convert Quaint Oak Savings Bank from a mutual savings bank to a stock savings bank. The principal purpose of the Conversion is to reorganize the Bank into a corporate structure that enables it to issue and sell shares of its capital stock to the Company and enhance both the equity capital base of the Bank and the Bank’s capability to meet the borrowing and other financial needs of the communities it serves. The use of the holding company format will provide greater organizational flexibility and the ability for possible diversification.

        The following steps are proposed as a part of the Conversion. The Bank will organize the Company as a Pennsylvania corporation. The Company will acquire all of the to-be-outstanding capital stock of the Bank upon consummation of the Conversion and, thereby, become a holding company. The Company shall purchase all of the capital stock of the Bank with a portion of the net proceeds from the Conversion.

Boards of Trustees March 21, 2007	Page 2

        Pursuant to the Plan of Conversion, nontransferable rights to subscribe for shares of common stock will be granted in order of priority, to (i) Eligible Account Holders; (ii) the Company’s Employee Stock Benefit Plan; (iii) Supplemental Eligible Account Holders; (iv) Other Depositors; and (v) a Community Offering.

        The subscription rights are to be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price paid by members of the general public in any Community Offering, with the price to be paid for the common stock being equal to the value determined by an independent appraiser. RP Financial, LC. has issued an opinion dated March 9, 2007 stating that the subscription rights will have no ascertainable value.

        The Conversion will be effected only upon completion of the sale of all shares of common stock of the Company to be issued pursuant to the Plan of Conversion. The Company has no plan or intention to dispose of any shares of the capital stock of the Bank, to cause the Bank to be merged with any other corporation, or to liquidate the Bank.

        The Bank has been filing returns and paying Mutual Thrift Institutions Tax under the Pennsylvania Tax Reform Code of 1971.

        The deemed transfer of tangible personal property by the mutual bank to the savings bank in connection with the Conversion will not be in the ordinary course of the Bank’s business.

        Any real property deemed to be transferred by the mutual bank to the savings bank in connection with the Conversion would not be subject to any liens.

LAW AND ANALYSIS

        The federal income tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., outlines that the Conversion is “tax-free” under the Internal Revenue Code of 1986. The Conversion is exempt from taxation under a number of Internal Revenue Code sections including but not limited to §368(a)(1)(F) and §361. In general terms, a corporate Conversion is a tax-free transaction under federal law if the consideration for the acquisition consists primarily of stock or securities of the acquiring corporation or its parent.

        In general, under 72 P.S. §8501 et seq., Pennsylvania imposes an 11.5% tax on mutual thrift institutions, which includes every savings bank without capital stock incorporated by or under the statutes of the Commonwealth, every building and loan association, every savings and loan association incorporated under the statutes of this Commonwealth, every federal savings and loan association incorporated under the statutes of the United States and every savings institution having capital stock incorporated by or under the statutes of this Commonwealth or under the statutes of the United States and located within this Commonwealth. The starting point in determining taxable income is net income or loss on a separate company unconsolidated basis per generally accepted accounting principles and using cost accounting instead of equity accounting for investments in a subsidiary. Net income may be offset by net operating losses from prior years and may also be apportioned when filing in other states. There are also other items of adjustment, but are not pertinent to the matter at hand.

Boards of Trustees March 21, 2007	Page 3

        Under generally accepted accounting principles, no gain or loss is recognized on a corporate conversion, particularly one with no outside parties. As a result, there is no taxability of the transaction proposed in the Plan of Conversion. The Bank, in its new form, will still be subject to the Mutual Thrift Institutions Tax, while the Company, a new non-bank Pennsylvania corporation will be subject to Pennsylvania Corporate Income Tax and Capital Stock Tax.

        Because subscription rights will be granted at no cost to the recipients and provide the recipients with the right to only purchase shares of common stock at the same price to be paid by members of the general public in any Community Offering, there is no ascertainable value and, therefore, no Pennsylvania Personal Income Tax consequence to the granting of the subscription rights. Pennsylvania compensation could only be computed if there is a value to the subscription right when it is granted or if the subscription right allowed the grantee to purchase the common stock at a value below the price members of the general public would have to pay to purchase the same common stock. See 72 P.S. §§ 7301- 7303; 61 Pa. Code § 103.13.

        Pennsylvania imposes sales tax under 72 P.S. §§7201 - 7282. The basis for imposing this tax is rather broadly defined as a “sale at retail of tangible personal property” unless it is specifically exempted. A transaction such as the one proposed in the Conversion is not a sale of tangible personal property. As a result, there should not be any sales tax imposed on the transaction. It could be argued, however, that all assets are being transferred from the mutual bank to the savings bank, and the transfer constitutes a sale. There are no specific exemptions in the statutes or regulations regarding mergers, consolidations, and acquisitions. However, a Pennsylvania court has held that transfers of property to a surviving corporation pursuant to a merger are not taxable, because the transfer is not voluntary, but an operation of law. (National Dairy Products Corp. v. Secretary of Revenue, 16D&C2d 390, 72 Dauphin. 112, June 30, 1958)

        Also, the transfer of assets would be exempt under Pennsylvania’s Occasional Sales Tax Exemption [72 PS. §7204(1), Reg. §31.3(2) & Reg. §32.4(a)(2)(iii)]. Isolated transactions are not subject to sales or use tax. Isolated sales are defined as infrequent sales of a nonrecurring nature made by a person not engaged in the business of selling tangible personal property. The sale of an entire business by the owner thereof is exempt from sales tax except that the value of any motor vehicle constituting part of such sale shall not be exempt.

        Finally, Pennsylvania also imposes a Realty Transfer Tax under 72 P.S. §§8101-C - 8113-C. The tax is a stamp tax assessed on the value of any interest in real estate transferred by deed. As in the discussion of the sales tax, we do not believe the transaction is a sale of real estate, although the real estate will be transferred from the mutual bank to the savings bank. Pennsylvania Regulation §91.193 states that a document that merely confirms that an interest in real estate passed by operation of law to a new or surviving corporation under a statutory merger or consolidation is excluded from tax, unless the primary intent of the merger or consolidation is to avoid the tax. There is also an exclusion for a transfer for no or nominal actual consideration which corrects or confirms a transfer previously recorded. There is a Commonwealth Court case, Exton Plaza Associates v. Commonwealth of PA, No. 51 F.R. 1998 November 17, 2000;, 763 A.2d 521, where it was determined that when a deed does not effect the transfer of a beneficial interest to someone other than the grantor, it is most analogous to the exclusion for a correctional or confirmatory deed that does not change the beneficial interest in the property, and therefore, is not subject to the realty transfer tax.

Boards of Trustees March 21, 2007	Page 4

OPINION

        Based upon our review of the agreements and documents mentioned herein, additional representations and information provided and the federal income tax opinion of Elias, Matz, Tiernan & Herrick L.L.P., it is our opinion that:

1)	To the extent the Conversion, as more fully described in the Plan of Conversion and federal income tax opinion, qualifies as “tax-free” under the Internal Revenue Code of 1986, then the transaction contained in the Conversion will not result in any additional income tax liabilities under the Pennsylvania Mutual Thrift Institutions Tax. Additionally, carryovers of net operating losses will be afforded to the extent allowed under the federal “tax-free” provisions of conversions for separate companies.

2)	The deemed transfer of substantially all of the Bank’s assets and liabilities under the Conversion will not result in any Pennsylvania Sales and Use Tax liability. We believe that this is not considered a sale for this purpose and is further supported by the National Diary Products Corp court case. If the transaction would be considered a sale, it would be exempt as an isolated sale.

3)	The issuance of subscription rights to the recipients will not result in any Pennsylvania Personal Income Tax consequence to the recipients as long as there is no ascertainable value assigned to the rights.

4)	A transfer of property from a corporate conversion is not subject to the Pennsylvania Realty Transfer Tax. The papers filed with Pennsylvania regarding the merger are not documents presented for recording within the meaning of the Realty Transfer Tax Act.

        Since this letter is provided in advance of the closing of the Conversion, we have assumed that the transactions described in the Company’s Registration Statement on Form SB-2 and the Bank’s Plan of Conversion will be consummated. Any change to the Conversion could cause us to modify the opinions expressed herein.

        In providing our opinion, we have considered the provisions of Pennsylvania tax law, regulations, rulings and court cases as well as the interplay of the Internal Revenue Code of 1986, as amended, Treasury regulations (proposed, withdrawn, temporary and final) promulgated hereunder, judicial decisions and Internal Revenue Service rulings, to date. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that our opinion expressed herein, if challenged, will be accepted by the Commonwealth of Pennsylvania. We have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

        In issuing our opinions, we have assumed that the Conversion has been duly and validly authorized and has been approved and adopted by the Board of Trustees of the Bank at a meeting duly called and held; that the Bank will comply with the terms and conditions of the Conversion, and that the various representations and warranties which are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Conversion under the federal income tax laws.

        We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above. This opinion is rendered for your use only, and may not be delivered to or relied upon by any other person or entity without our express written consent.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the Application for Conversion.

Very truly yours,

/s/ Beard Miller Company LLP
BEARD MILLER COMPANY LLP Certified Public Accountants